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SC 3/6/03

SECURITIES A 03011720 N
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

720 Fifth Avenue, 9th Floor
(No and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Kikis (212) 231-4101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman and Co., LLP
(Name – if individual, state last, first, middle name)

404 Park Avenue South, Suite 700 (Address) New York (City) NY (State) 10016 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas P. Kikis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JOANN ARIAS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 41-01DI5014723
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES AUG. 8, 2005

Joann Arias
Notary Public

Thomas P. Kikis
Signature

President Pres.
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of ~~XXXXXXXX~~ Operations.
- [X] (d) Statement of ~~XXXXXXXXXXXXXXXX~~ Cash Flows.
- [X] (e) Statement of Changes in ~~XXXXXXXXXXXXXXXXXXXXXXXXXXXX~~ Members' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCADIA SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

ARCADIA SECURITIES LLC

DECEMBER 31, 2002

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CHANGES IN MEMBERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-8
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	9
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	10

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

Roger D. Lorence, LLM

INDEPENDENT AUDITORS' REPORT

To The Members
Arcadia Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Arcadia Securities LLC, as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arcadia Securities LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Eichler, Bergsman & Co., LLP

EICHLER BERGSMAN & CO., LLP
February 6, 2003

ARCADIA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS:	
Cash equivalents	$ 258,621
Securities owned, at market value	266,099
Receivable from clearing broker	385,142
Office equipment, net of accumulated amortization of $21,934	10,524
Other assets	15,388
	$ 935,774

LIABILITIES AND MEMBERS' EQUITY:	
Liabilities:	
Bank overdraft	$ 26,847
Accounts payable, accrued expenses, and deferred income taxes payable	20,243
	47,090
COMMITTMENT	
MEMBERS' EQUITY	888,684
	$ 935,774

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:	
Commissions	$ 924,916
Net loss from principal transactions	(276,980)
Interest and dividend income	5,719
	653,655
EXPENSES:	
Communications	33,736
Compensation, payroll taxes and benefits	336,860
Registration and regulatory fees	3,506
Office expenses	26,363
Occupancy	30,683
Professional fees	26,086
Depreciation	6,492
Floor brokerage, exchange and clearance fees	142,528
Travel and entertainment	113,998
Other	13,332
Unincorporated business taxes (credit)	(23,098)
	710,486
NET LOSS	$ (56,831)

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

BALANCE - BEGINNING OF YEAR	$ 1,195,515
Net loss	(56,831)
Distributions	(250,000)
BALANCE - END OF YEAR	$ 888,684

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
NET LOSS	$ (56,831)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Depreciation	6,492
Changes in operating assets and liabilities:	
Due from broker dealer	409,241
Securities owned, at market value	83,424
Other assets	30,135
Bank overdraft	26,847
Accounts payable and accrued expenses	(30,756)
	525,383
NET CASH PROVIDED BY OPERATING ACTIVITIES	468,552
CASH FLOWS FROM AND NET CASH USED IN INVESTING ACTIVITIES:	
Acquisition of office equipment	(1,657)
CASH FLOWS FROM AND NET CASH USED IN FINANCING ACTIVITIES:	
Distributions	(250,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	216,895
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	41,726
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 258,621
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:	
Income taxes paid	$ 17,079

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

ARCADIA SECURITIES LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company engages in a single line of business as a securities broker-dealer.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities Transactions

Securities transactions and related income and expenses are recorded on a trade date basis

Office Equipment

Office equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis primarily over an estimated useful life of five years.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Income Taxes

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. These differences are primarily due to the use of the cash method and the capitalization of start-up expenditures for income tax reporting.

The Company files its tax returns as a partnership, consequently net income or loss, in general, is apportioned to the members and reported in their personal income tax returns. Since the Company operates in New York City, the Company provides for and is subject to the New York City Unincorporated Business tax on its income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SECURITIES OWNED, AT MARKET VALUE

Marketable securities owned at market value consist primarily of U.S. Corporate stocks.

ARCADIA SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is a member of NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002 the Company had net capital of $806,893, which was $706,893 in excess of its required net capital of $100,000.

NOTE 4 - OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

NOTE 5- COMMITTMENT

The Company sub-leases office space on a month-to-month basis at a monthly rental of $3,250. For the year ended December 31, 2002, occupancy cost aggregated approximately $31,000.

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

Roger D. Lorence, LLM

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Arcadia Securities LLC
New York, New York

Our report on our audit of the basic financial statements of Arcadia Securities LLC for the year ended December 31, 2002 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eichler, Bergsman & Co., LLP

February 6, 2003

ARCADIA SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

TOTAL MEMBERS' EQUITY	$ 888,684
DEDUCT NONALLOWABLE ASSETS:	
Office equipment, net	10,524
Other assets	15,388
	25,912
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	862,772
HAIRCUTS ON SECURITIES:	
Corporate stocks	39,915
Undue concentrations	10,638
Money market funds	5,172
	55,725
NET CAPITAL	$ 807,047
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses and deferred income taxes payable	$ 47,090
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of 6⅔% of aggregate indebtedness or $100,000 minimum dollar net capital)	$ 100,000
EXCESS NET CAPITAL	$ 707,047
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.45%

Reconciliation with Company's computation (included in Part II of Form X-17-a-5 as of December 31, 2002)

Net capital, as reported in Company's Part II unaudited FOCUS report	795,688
Audit adjustment to record additional expenses	(2,325)
Audit adjustments to write off income taxes payable	13,512
Undue concentration adjustment	172
Net capital per above	$ 807,047

ARCADIA SECURITIES LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2002

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

Roger D. Lorence, LLM

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Arcadia Securities LLC
New York, New York

In planning and performing our audit of the financial statements of Arcadia Securities LLC for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Eichler, Bergsman & Co., LLP

New York, New York
February 6, 2003